Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2015	2014	2013	2012	2011
Earnings (losses):

Earnings (loss) before income taxes	$4,219	$1,128	$539	$(724)	$845
Add (deduct):
Fixed charges, from below	1,428	1,648	1,629	1,526	2,017
Amortization of capitalized interest	12	12	11	9	7
Distributed earnings of affiliates	1	1	—	—	1
Interest capitalized	(49)	(52)	(49)	(37)	(32)
Equity earnings in affiliates	(2)	(1)	(1)	(4)	(6)

Earnings as adjusted	$5,609	$2,736	$2,129	$770	$2,832

Fixed charges:
Interest expense	$669	$735	$783	$835	$949
Portion of rent expense representative of the interest factor (a)	759	913	846	691	1,068

Fixed charges	$1,428	$1,648	$1,629	$1,526	$2,017

Ratio of earnings to fixed charges	3.93	1.66	1.31	(b)	1.40

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $756 million in 2012.